Securities and Exchange Commission
                     Washington, D.C. 20549

                         AMENDMENT NO. 1
                               TO
                           SCHEDULE 13D
            Under the Securities Exchange Act of l934

Tappan Zee Financial, Inc.
________________________________________________________________
                  (Name of Issuer)
Common Stock, $.01 par value
________________________________________________________________
                  (Title of Class of Securities)

876067109
_______________________________________________________________
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

____________________August 15, 1996______________________________
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of l934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 876067109


_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-276-3164
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

     WC
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_________________________________________________________________
                    7.   SOLE VOTING POWER - 0
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 0
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   0

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
     PN
_________________________________________________________________



This amendment to Statement on Schedule 13D relates to Common
Stock, $.01 par value (the "Common Stock") of Tappan Zee
Financial, Inc., a Delaware Corporation (the "Company").  The
Statement was filed by Gould Investors L.P. (the "Partnership") on July 26, 1996.

BRT Realty Trust ("BRT") and the Partnership are affiliated entities. The Partnership owns approximately 17% of the voting stock of BRT and Fredric H. Gould and Marshall Rose, individual general partners of the Partnership and officers of the managing general partner of the Partnership, are Chairman of the Board and Chief Executive Officer and a Trustee, respectively, of BRT. In addition, Jeffrey A. Gould, Matthew Gould, Simeon Brinberg, David
W. Kalish, Nathan Kupin, Israel Rosenzweig and Mark Lundy, executive officers of the managing general partner of the Partnership are also officers of BRT and Nathan Kupin is a trustee of BRT.

The Partnership sold the 145,600 shares of Common Stock of the Company owned by it to BRT at the Partnership's cost of $1,793,599.69. BRT paid for the shares by giving the Partnership a one year promissory note dated August 15, 1996 in the principal amount of $1,793,599.69, bearing interest at the prime rate. As a result of the sale, the Partnership does not own any shares of Common Stock of the Company.

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 1996


                             GOULD INVESTORS L.P.
                             BY GEORGETOWN PARTNERS, INC.
                                MANAGING GENERAL PARTNER



                          By s/
                           Simeon Brinberg, Senior Vice President